[redacted]

11023325

SEC Mail Processing Section
RECEIVED
SEP 23 2011
Washington, DC
211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28702

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING AUGUST 1, 2010 (MM/DD/YY) AND ENDING JULY 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HALCYON CABOT PARTNERS, LTD (FORMERLY B & B SECURITIES, INC)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 LEXINGTON AVENUE, SUITE 714
(No. and Street)

NEW YORK (City) NEW YORK (State) 10174 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL S. SEGAL, PRESIDENT (212)808-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RADIN, GLASS & CO., LLP
(Name – *if individual, state last, first, middle name*)

360 LEXINGTON AVENUE, (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL S. SEGAL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HALCYON CABOT PARTNERS, LTD (FORMERLY B & B SECURITIES, INC.), as of JULY 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

HELEN R. LIAO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01LI6151294
Qualified In Suffolk County
My Commission Expires August 14, 2014

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Halcyon Cabot Partners, Ltd.
(Formerly B & B Securities, Inc.)

Contents

Radin, Glass & Co., LLP
Certified Public Accountants

360 Lexington Avenue
New York, NY 10017
www.radinglass.com
212.557.7505
Fax: 212.557.7591

rg

Independent Auditors' Report

September 21, 2011

To the Stockholder of
Halcyon Cabot Partners, Ltd.
(Formerly B & B Securities, Inc.)

We have audited the accompanying statement of financial condition of Halcyon Cabot Partners, Ltd. (Formerly B & B Securities, Inc.) (the "Company") as of July 31, 2011, and the related statements of operations, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to the claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Halcyon Cabot Partners, Ltd. (Formerly B & B Securities, Inc.) as of July 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Radin, Glass & Co., LLP

Certified Public Accountants

Halcyon Cabot Partners, Ltd.
(Formerly B & B Securities, Inc.)
Statement of Financial Condition
July 31, 2011

ASSETS

ASSETS:		
Cash	$	22,640
Receivable from clearing broker		64,765
Other receivables		7,553
Advances to employees		100,050
Prepaid expenses		7,051
Property and equipment, net		26,916
Deposit with clearing brokers and others		57,089
Due from parent		4,754
TOTAL ASSETS	$	290,818

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Payable to clearing broker	$	4,118
Accrued expenses		51,000
TOTAL LIABILITIES		55,118
COMMITMENTS AND CONTINGENCIES		--
STOCKHOLDER'S EQUITY:		
Common stock (no par value, 200 shares authorized, 10 shares issued and outstanding)		1,000
Additional paid-in capital		262,323
Accumulated deficit		(27,623)
TOTAL STOCKHOLDER'S EQUITY		235,700
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	290,818

See notes to financial statements.

Halcyon Cabot Partners, Ltd.
(Formerly B & B Securities, Inc.)
Statement of Operations
For the Year Ended July 31, 2011

REVENUES:		
Commissions	$	794,768
Advisory fees		511,654
Management fees		10,000
Other income		53,460
TOTAL REVENUES		1,369,882
EXPENSES:		
Employee compensation and benefits		842,428
Clearing charges		115,703
Professional fees		106,305
Occupancy and equipment		64,355
Communication and data processing		53,256
Printing, delivery and supplies		34,655
Licenses		37,612
Deal development		59,774
Other expenses		94,504
TOTAL EXPENSES		1,408,592
NET LOSS BEFORE INCOME TAXES		(38,710)
INCOME TAXES		237
NET LOSS	$	(38,947)

See notes to financial statements.

Halcyon Cabot Partners, Ltd.
(Formerly B & B Securities, Inc.)
Statement of Changes in Stockholder's Equity
For the Year Ended July 31, 2011

	Common Stock		Additional	Accumulated	
	Shares	Amount	Paid-in Capital	Deficit	Total
BALANCE - July 31, 2010	10	$ 1,000	$ 92,323	$ 11,324	$ 104,647
Capital contributions			170,000		170,000
Net loss				(38,947)	(38,947)
BALANCE - July 31, 2011	10	$ 1,000	$ 262,323	$ (27,623)	$ 235,700

See notes to financial statements.

Halcyon Cabot Partners, Ltd.
(Formerly B & B Securities, Inc.)
Statement of Cash Flows
For the Year Ended July 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(38,947)
Adjustment to reconcile net loss to net cash used in operating activities:		
Depreciation		11,485
Source (use) of cash from changes in assets and liabilities:		
Receivable from clearing brokers, net		(55,666)
Other receivables		25,147
Prepaid expenses		(7,051)
Deposits with clearing brokers and others		(56,089)
Due from parent		(4,754)
Accrued expenses		51,000
NET CASH USED IN OPERATING ACTIVITIES		(74,875)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Advances to employees		(100,050)
Purchases of property and equipment		(38,401)
NET CASH USED IN INVESTING ACTIVITIES		(138,451)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:		
Capital contributions		170,000
NET DECREASE IN CASH		(43,326)
CASH, Beginning		65,966
CASH, Ending	$	22,640
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	237

See notes to financial statements.

Halcyon Cabot Partners, Ltd.
(Formerly B & B Securities, Inc.)
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended July 31, 2011

There are no liabilities subordinated to the claims of general creditors for the year ended July 31, 2011.

See notes to financial statements.

1. Organization and Nature of Business:

Halcyon Cabot Partners, Ltd. (formerly B & B Securities, Inc.) (the "Company"), a wholly owned subsidiary of Halcyon Partners Group LLC (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

2. Summary of Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expenses are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred taxes are recognized for the future tax consequences attributable to the differences between the financial statement and tax basis of assets and liabilities, measured at the tax rates expected to apply to taxable income when the temporary differences are expected to be recovered or settled. Four years ending July 31, 2011 are open for examination by the Internal Revenue Service.

Cash and Cash Equivalents

The Company classifies cash equivalents all highly liquid instruments with a maturity of three months or less at the time of purchase. Occasionally, the Company has cash held in excess of $250,000 which exceeds the FDIC insurance limits and is therefore uninsured.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets. Routine maintenance, repairs and replacement costs are expensed as incurred and improvements that extend the useful life of the assets are capitalized.

Subsequent Events Evaluation

Management has evaluated subsequent events to determine if events or transactions occurring through September 21, 2011 require potential adjustment to or disclosure in the financial statements.

3. Receivable from Clearing Broker:

Receivable from clearing broker represents commission and income, net of related expenses, due from clearing broker. None of the receivables were greater than thirty days old; accordingly no allowance for bad debt is recorded.

4. Advances to Employees:

Advances to employees consist of retention bonuses and loans advanced to various employees. Retention bonus will be forgiven in accordance with employment agreements. Loan advanced to employees will be repaid by the employees as agreed. Loan advances are non-interest bearing.

5. Property and Equipment:

Property and equipment consist of the following as of July 31, 2011:

		Amount	Estimated Useful Lives
Computer and equipment	$	38,401	3 Years
Less: accumulated depreciation		(11,485)	
Property and equipment, net	$	26,916	

Depreciation expense was $11,485 for the year ended July 31, 2011.

6. Deposit with Clearing Brokers and Others:

Deposit with clearing brokers and others consist of the following as of July 31, 2011:

		Amount
Clearing brokers	$	51,000
Payroll agent		6,089
Total	$	57,089

7. Related Party Transactions:

Advances

During the normal course of business, the Company makes (receives) advances to (from) the Parent. The advances are due on demand and non-interest bearing. At July 31, 2011, due from the Parent amounted to $4,754.

Office Rent

The Company subleases its premises from the Parent on a month to month basis. Total rent expenses for the year ended July 31, 2011 was $64,355.

8. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related aggregate indebtedness ratio may fluctuate on a daily basis. At July 31, 2011, the Company had net capital of $83,287, which was $78,287 above its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.66 to 1.

9. Clearing Broker Indemnification:

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers. It is the policy of the clearing broker to value the short positions daily and to obtain additional deposits where deemed appropriate. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

10. Financial Instruments with Off-Balance Sheet Risk:

In the normal course of business, the Company may enter into security sales transactions as principal. If the securities subject to such transactions are not in the possession of the Company (for example, securities loaned to other brokers or dealers used as collateral for bank loans or failed to receive), the Company may incur a loss if the security is not received and the market value has increased over the contract amount of the transactions. The Company had no such transactions outstanding as of July 31, 2011.

In the normal course of business, the Company may execute, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter-party, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counter-parties in the above situations. The Company's policy is to closely monitor its market exposure and counter-party risk.

Halcyon Cabot Partners, Ltd.
(Formerly B & B Securities, Inc.)
Computation of Net Capital Under SEC Rule 15c3-1
July 31, 2011

Total stockholder's equity from statement of financial condition	$	235,700
Deductions:		
Non-allowable assets		(152,413)
Haircuts on securities		-
Net capital	$	83,287
Greater of:		
Minimum net capital required - 6 2/3% total aggregate indebtedness of $55,118, pursuant to Rule 15c3-1	$	3,675
Minimum dollar net capital requirement of reporting broker/dealer (line 12)	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	78,287
Net capital less greater of 10% of line 19 or 120% of line 12	$	77,287
Items included in statement of financial condition:		
Payable to clearing broker	$	4,118
Accrued expenses		51,000
Total aggregate indebtedness (line 19)	$	55,118
Ratio: aggregate indebtedness to net capital		0.66

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA Focus Report as of July 31, 2011.

Halcyon Cabot Partners, Ltd.
(Formerly B & B Securities, Inc.)
Reconciliation of Net Capital Under SEC Rule 15c3-1
July 31, 2011

Reconciliation of the computation of net capital pursuant to Rule 15c3-1 with the corresponding computation contained in the unaudited Part II filing of Form X-17A-5

Net capital per computation contained in Part IIA of Form X-17A-5	$	83,287
Audit adjustments:		-
Net capital per audited report	$	83,287

Halcyon Cabot Partners, Ltd.
(Formerly B & B Securities, Inc.)
Other Information
July 31, 2011

1 Computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission.

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

2 Information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission.

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Halcyon Cabot Partners, Ltd.
(Formerly B & B Securities, Inc.)

Supplemental Report Of
Certified Public Accountants

Radin, Glass & Co., LLP
Certified Public Accountants

360 Lexington Avenue
New York, NY 10017
www.radinglass.com
212.557.7505
Fax: 212.557.7591

rg

To the Stockholder of
Halcyon Cabot Partners, Ltd.
(Formerly B & B Securities, Inc.)

In planning and performing our audit of the financial statements of Halcyon Cabot Partners, Ltd. (Formerly B & B Securities, Inc.) (the "Company"), as of and for the year ended July 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purposed described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at July 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountants
New York, NY
September 21, 2011

Halcyon Cabot Partners, Ltd.
(Formerly B & B Securities, Inc.)

Independent Accountant's Report
on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

Year Ended July 31, 2011

Radin, Glass & Co., LLP
Certified Public Accountants

360 Lexington Avenue
New York, NY 10017
www.radinglass.com
212.557.7505
Fax: 212.557.7591

rg

**Independent Accountant's Report
on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation**

September 21, 2011

To the Stockholder of
Halcyon Cabot Partners, Ltd.
(Formerly B & B Securities, Inc.)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended July 31, 2011, which were agreed to by Halcyon Cabot Partners, Ltd. (Formerly B & B Securities, Inc.) (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended July 31, 2011 with the amounts reported in Form SIPC-7 for the year ended July 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no Form SIPC-7T was filed for the year ended July 31, 2010.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountants

SIPC-7

(33-REV 7/10)

Check # 1243

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended July 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-028702 FINRA JUL 1/28/1983
HALCYON CABOT PARTNERS LTD
405 LEXINGTON AVE STE 714
NEW YORK, NY 10174

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Thomas Pinou 516-238 3646

2. A. General Assessment (item 2e from page 2) $ 3135

B. Less payment made with SIPC-6 filed (exclude interest) (791)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2344

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2344

H. Overpayment carried forward $( )

COPY

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Halycon Cabot Partners LTD
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 16 day of Sept, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 8/1, 2010
and ending 7/31, 2011
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1369882

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 115703

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 115703

2d. SIPC Net Operating Revenues $ 1254179

2e. General Assessment @ .0025 $ 3135

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